SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                          BLUE DOLPHIN ENERGY COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  095395 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      N.L. Stevens, III, 1000 Louisiana, Suite 3400, Houston, Texas 77002
                                 (713) 276-5500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095395 20 8                 13D                      Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Western Gulf Pipeline Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    916,667
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    916,667
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     916,667
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 095395 20 8                 13D                      Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Peregrine Management, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    916,667
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    916,667
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     916,667
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


    OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 095395 20 8                 13D                      Page 4 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Steven A. Webster
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    916,667
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    916,667
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     916,667
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


    IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 095395 20 8                 13D                      Page 5 of 6 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         This Amendment No. 1 to Schedule 13D (this "Filing") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of September 17, 2004 (the "Original 13D"). The Original 13D related to the common stock, $0.01 par value ("Common Stock"), of Blue Dolphin Energy Company, a Delaware corporation (the "Company"), which has its principal executive offices located at 801 Travis, Suite 2100, Houston, Texas 77002. This Filing reports Western Gulf Pipeline Partners, LP's acquisition of 458,333 additional warrants to purchase shares of Common Stock. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Original 13D.
________________________________________________________________________________
Item 2.  Identity and Background.

1(b), 2(b), and 3(b) of Item 2 of the Original 13D are amended and restated in their entirety, respectively, to read as follows:

         "1000 Louisiana, Suite 1500, Houston, Texas 77002-5007"

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Original 13D is amended and restated in its entirety to read as follows:

         "Funds of $275,000 for its promissory note (as explained below) and funds for the purchase of the Western Gulf Initial Warrants and Western Gulf Additional Warrants (as defined below) came from Western Gulf's working capital reserves. Any funds needed for any anticipated exercise of the Western Gulf Initial Warrants and Western Gulf Additional Warrants by Western Gulf are expected to come from its working capital reserves."
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Item 4 of the Original 13D is amended and restated in its entirety to read as follows:

         "On September 8, 2004, Company, on the one hand, and Western Gulf, and numerous other investors, on the other hand, signed a Note and Warrant Purchase Agreement (the "Agreement") whereby Western Gulf and other investors agreed to provide a total of $750,000 worth of individual promissory notes to Company. The Agreement also authorized the sale and issuance of 1,250,000 warrants to purchase shares of the Common Stock to Western Gulf and the other investors (the "Initial Warrants"). Pursuant to the Agreement, on September 8, 2004, Western Gulf purchased 458,334 of the 1,250,000 warrants ("Western Gulf Initial Warrants").

         On November 11, 2004, pursuant to the Agreement, the Company's stockholders held a special meeting ("Special Meeting"), and inter alia, approved the sale and issuance of 1,550,000 additional warrants ("Additional Warrants") to purchase shares of the Company's Common Stock to Western Gulf and the other investors. On November 30, 2004, Western Gulf purchased 458,333 of the 1,550,000 Additional Warrants ("Western Gulf Additional Warrants").

         At the Special Meeting, the Company's stockholders also granted warrants to acquire 300,000 shares, in total, of Common Stock to certain members of the Company's Board of Directors. (the "Director Warrants").

         The persons signing this Filing have not acquired or disposed of any shares of the Company's Common Stock in the public market but reserve the right to do so in the future.

         The persons signing this Filing may, from time to time, propose to Company management transactions which, in the opinion of the persons signing this Filing, have the potential to augment, expand or improve the Company's business and which could affect changes in the items described below. However, other than as set forth in this Item 4, the persons signing this Filing do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the

CUSIP No. 095395 20 8                 13D                      Page 6 of 6 Pages

________________________________________________________________________________
Item 4.  Purpose of Transaction (continued)

         acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future."
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Original 13D is amended and restated in its entirety to read as follows:

         "(a) Western Gulf is deemed to beneficially own 916,667 shares of Common Stock, which represents 9.2% of the outstanding Common Stock of the Company.

         As the general partner of Western Gulf, Peregrine is deemed to beneficially own 916,667 shares of Common Stock, which represents 9.2% of the outstanding Common Stock of the Company.

         As President of Peregrine, Western Gulf's general partner, Mr. Webster is deemed to beneficially own 916,667 shares of Common Stock, which represents 9.2% of the outstanding Common Stock of the Company.

         The percentage calculations are based upon 9,913,689 shares of Common Stock outstanding, which includes the 6,813,689 shares of Common Stock outstanding as of November 10, 2004, as stated in the Company's most recent Form 10-Q that was filed on November 12, 2004, the 1,250,000 Initial Warrants, the 1,550,000 Additional Warrants and the 300,000 Director Warrants."

         (b) Unchanged.

         (c) Unchanged.

         (d) Unchanged.

         (e) Unchanged.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Unchanged.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


         Unchanged.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            WESTERN GULF PIPELINE PARTNERS, L.P.

Dated:   December 13, 2004                  By:  PEREGRINE MANAGEMENT, LLC


                                            By: /s/ Steven A. Webster
                                               ---------------------------------
                                               Steven A. Webster, President


                                            PEREGRINE MANAGEMENT, LLC


Dated:  December 13, 2004                   By: /s/ Steven A. Webster
                                               ---------------------------------
                                               Steven A. Webster, President





Dated:  December 13, 2004                    /s/ Steven A. Webster
                                            ------------------------------------
                                            Steven A. Webster, individually